FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                         PURSUANT TO RULE 13A - 16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February, 2003

                                    ICON PLC
                               (Registrant's name)

                                     0-29714
                            (Commission file number)

          South County Business Park, Leopardstown, Dublin 18, Ireland.
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Yes      X                     No  __

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Yes     __                      No  X

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Yes     __                      No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes     __                      No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 N/A

OTHER EVENTS.


     The registrant hereby incorporates by reference the press release attached hereto as Exhibit 99.1 into this report.


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


FINANCIAL STATEMENTS AND EXHIBITS.


     (c) The following Exhibits are filed as part of this report:


         EXHIBIT NO.                       DESCRIPTION

            99.1                           Press Release.







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


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the, undersigned thereunto duly authorized.

                                     ICON PLC




January 31, 2003                     /s/ Sean Leech
---------------------------          -------------------------------
Date                                 Sean Leech
                                     Chief Financial Officer



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


                                                                    Exhibit 99.1

        ICON FILES REGISTRATION STATEMENT FOR AMERICAN DEPOSITARY SHARES
                              www.iconclinical.com


Dublin, Ireland, January 31, 2003 - ICON plc (NASDAQ: ICLR) announced that it has filed a registration statement with the U.S. Securities and Exchange Commission ("SEC") for a proposed offering of 3,000,000 American Depositary Shares ("ADSs"), representing 3,000,000 ADSs. The offering is to be made in the United States and Europe and includes 1,000,000 ADSs to be sold by Dr. Ronan Lambe and 500,000 by Dr. John Climax, as selling shareholders, and a new financing of 1,500,000 ADSs by ICON.

The offering will be underwritten by Goldman, Sachs & Co., William Blair & Company, Bear, Stearns & Co. Inc. and Davy Stockbrokers. To the extent that the underwriters sell more than 3,000,000 ADSs, the underwriters have been granted an option to purchase up to 450,000 additional ADSs from the selling shareholders.

A registration statement relating to the ordinary shares underlying the ADSs has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy the securities be accepted prior to the time that the registration statement becomes effective. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such jurisdiction.

Application will be made for the new ordinary shares to be listed on the Irish Stock Exchange and listing particulars in relation to those shares will be provided in due course ICON is a global clinical research organization, with 27 offices in 16 countries and has over 2,200 employees worldwide. A written prospectus meeting the requirements of Section 10 of the Securities Act may be obtained from Goldman Sachs & Co., Prospectus Department, 85 Broad Street, New York, New York 10004 or (212) 902-1171, when available.




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